November 6, 2007

Jefffrey P. Berg Direct dial: 310.442.8850 jberg@bakerlaw.com

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-0404
Attn: Mara L. Ransom, Legal Branch Chief

Re:  Reed’s, Inc.
Registration Statement on Form SB-2
(File No. 333-146012)

Dear Ms. Ransom:

Per our earlier conversation, Reed’s, Inc. is hereby requesting that the effectiveness of the Registration Statement on Form SB-2 (File No. 333-146012) be accelerated to Friday, November 9, 2007 at 10:00 a.m. (Eastern Time), or as soon thereafter as is practicable. We enclose copies of the Company’s request for acceleration and the additional acknowledgement letter, each dated as of November 6, 2007.

Please contact me at (310) 820-8800 if you have any further questions.

Very truly yours, /s/ Jeffrey P. Berg Jeffrey P. Berg of BAKER & HOSTETLER LLP

JPB/LC

CC:	CHRISTOPHER J. REED DAVID M. KANE